CORRESP.

Law Offices

Silver, Freedman, Taff & Tiernan LLP

A Limited Liability Partnership Including Professional Corporations

3299 K STREET, N.W., SUITE 100 WASHINGTON, D.C. 20007 (202) 295-4500 WWW.SFTTLAW.COM

VIA EDGAR

April 23, 2021

John Stickel, Esq.

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalyst Bancorp, Inc.

Registration Statement on Form S-1

Filed March 12, 2021

File No. 333-254200

Dear Mr. Stickel:

On behalf of Catalyst Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”), to indicate changes from the Registration Statement on Form S-1 filed on March 12, 2021 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on April 7, 2021 with respect to the Registration Statement. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Amended Registration Statement has been revised in response to such comments.

Cover Page

1.	We note that you are making the subscription offer to eligible depositors. Please note on the cover page the minimum balance required to be eligible to participate in the offer, if any, or state that no minimum balance is required.

Disclosure has been added to the Cover Page of the prospectus (the “Prospectus”) included in the Amended Registration Statement in response to this comment.

Summary, page 1

2.	Consistent with your disclosure on page 97, please disclose in the summary that upon completion of the conversion, St. Landry Homestead Federal Savings Bank will cease to have members and former members will no longer have voting rights, and that all voting rights in St. Landry Homestead Federal Savings Bank will be vested in Catalyst Bancorp as the sole shareholder of St. Landry Homestead Federal Savings Bank.

Disclosure has been added on page 1 of the Prospectus in response to this comment.

John Stickel, Esq.

April 23, 2021

How We Determined the Offering Range and the $10.00 per Share Offering Price. page 4

3.	Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser and the reasons for the downward adjustments made for profitability growth and viability of earnings, and for primary market area as discussed on page 98.

Disclosure has been added on page 4 of the Prospectus in response to this comment.

Our emphasis on residential mortgage loans exposes us to lending risks. page 14

4.	We note from your disclosure here and on page 58 that a "significant" portion of your one- to four-family residential loans are considered non-conforming loans. Please clarify the percentage of such loans that are non-conforming, and discuss further any associated risk with originating a significant number of non-conforming loans.

Additional disclosure has been added at page 14 of the Prospectus in response to this comment. Please note that we have provided data related to non-conforming loans originated during the last two fiscal years. The Company’s records and data information systems cannot produce reliable quantification of the non-conforming loans in the entire loan portfolio, which includes loans originated up to 30 years ago, without unreasonable effort and expense. However, the Company believes that including such data for the past two years provides meaningful disclosure.

The geographic concentration of our loan portfolio, page 15

5.	Please disclose whether your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures.

Disclosure has been added on page 15 of the Prospectus indicating that there have not been any material declines in real estate market values or increases in foreclosures in the registrant’s market areas during the past year.

The building of market share through our branch office strategy. page 17

6.	We note your plan to open a new branch office by the end of 2021, with additional offices possible after conversion. Please disclose the anticipated costs to open new branches as well as the anticipated and/or historical timeframe before branch offices become profitable.

Additional disclosure has been added to page 17 of the Prospectus in response to this comment.

John Stickel, Esq.

April 23, 2021

Security breaches and cybersecurity threats could compromise our information and expose us to liability, page 19

7.	Please clarify whether you have experienced any material breaches of the types you reference. Refer to CF Disclosure Guidance: Topic No. 2 - Cybersecurity, and Commission Statement and Guidance on Public Company Cybersecurity Disclosures, Release No. 33-10459. Also, to the extent cybersecurity risks are material to your business, please disclose under another appropriately captioned section the nature of the board's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board's leadership structure.

Disclosure has been added at page 19 of the Prospectus indicating that, to date, the registrant has not suffered any losses or other material consequences as a result of cybersecurity related breaches. Disclosure also has been added at page 93 of the Prospectus discussing the Board’s role in overseeing cybersecurity and other risks.

Comparison of Financial Condition At December 31, 2020 and December 31, 2019 Borrowings, page 47

8.	We note disclosure that during the fourth quarter of 2020 you repaid $25 million of outstanding FHLB advances, of which $10 million was treated as a debt modification. As a result, prepayment penalties of $1.5 million were charged to earnings with $1.2 million in prepayment penalties being deferred and amortized as an adjustment to interest expense. Please tell us and revise your filing to explain how you determined the $10 million in restructured FHLB debt represented a modification rather than an extinguishment of debt. Please refer to ASC 470-50-40-9 through 40-10 for guidance.

During the fourth quarter of 2020 the Company had four outstanding Federal Home Loan Bank advances totaling $25 million. The advances were fixed rate loans with interest payments due monthly and principal payments due at maturity. The advances contained prepayment penalty provisions.

One advance, totaling $10 million, was restructured into three new fixed rate, non-amortizing advances totaling $10 million. The transaction was evaluated under the guidance in ASC 470-50-40-9 through 40-10 to determine if it met the criteria for treatment as a modification. Transactions between the same debtor and creditor would only be accounted for as debt extinguishment if the debt instruments have substantially different terms. The Company further evaluated the transaction using the FASB Staff Education Paper – Topic 470 (Debt): Borrower’s Accounting for Debt Modifications.

The following is noted concerning the $10 million debt modification:

•	The transaction involved the contemporaneous exchanges of cash.
•	The FHLB of Dallas was the creditor for both the old debt and the new debt.

John Stickel, Esq.

April 23, 2021

•	The debt exchange is a non-troubled debt situation as the Company is not experiencing financial difficulty.
•	The present value of the cash flows under the terms of the new debt instrument is less than 10 percent different from the present value of the remaining cash flows under the old debt instrument.
•	Neither the old debt instrument nor the new debt instrument contained an embedded conversion option.

The guidance in ASC 470-50-40-12 was used to calculate the present value of the cash flows of the original and new debt instruments. The interest rate used for the calculations was the effective interest rate of the original debt. The net difference in the present values of the cash flows was calculated at less than 1.1%.

The Company concluded that the original and new debt instruments were not substantially different and should be accounted for as a debt modification. We have added disclosure at page 51 of the Prospectus addressing the debt modification accounting.

Transactions With Related Persons, page 93

9.	Please disclose in this section the loans made to officers and directors discussed on pages F-26, to the extent that these meet the criteria for transactions with related persons pursuant to Item 404 of Regulation S-K.

As indicated in the second sentence of the first paragraph under the heading “Transactions with Related Persons” on page 97 of the Prospectus, all of such loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to St. Landry Homestead Federal Savings Bank, and none of such loans involve more than the normal risk of collectibility or present other unfavorable features. We believe the subject disclosure included on page 97 of the Prospects complies with Instruction 4.c. to Item 404(a) of Regulation S-K and that no additional disclosure is called for under Item 404 of Regulation S-K.

*   *   *   *

If you have any further questions or comments on the Amended Registration Statement, please do not hessite to contact the undersigned at (202) 295-4530.

Very truly yours,

/s/ Hugh T. Wilkinson

cc: Joseph B. Zanco